January 3, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Mendel Klein
Chief Financial Officer
Laser Master International, Inc.
1000 First Street
Harrison, New Jersey 07029

	Re:	Form 8-K filed December 28, 2004
      File No.: 2-76262-NY

Dear Mr. Klein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engagement of new accountant

1. As previously stated in comment #3 of our letter dated November
2,
2004, when you engage a new accountant and report the engagement in a new Form 8-K, please comply with the requirements of Regulation S-K
Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Other

2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response and amendment via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

You may contact Effie Simpson at (202) 942-2838 or Bob Benton,
Senior
Accountant, at (202) 942-1811 if you have any questions.

								Sincerely,


								Effie Simpson
								Staff Accountant
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Mr. Mendel Klein
Laser Master International, Inc.
January 3, 2005
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